UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                            Report of Foreign Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


                            For the month of May 2006
                    ----------------------------------------
                                 Frontline Ltd.
--------------------------------------------------------------------------------
                 (Translation of registrant's name into English)

       Par-la-Ville Place, 14 Par-la-Ville Road, Hamilton, HM 08, Bermuda
--------------------------------------------------------------------------------
                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

                           Form 20-F [X] Form 40-F [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                 Yes [ ] No [X]
                                -------- --------

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Item 1. INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached as Exhibit 1 is a copy of the press release of Frontline Ltd. (the "Company") dated May 26, 2006, reporting the Company's results for the first quarter of 2006.

                                    Exhibit 1


FRONTLINE LTD.

FIRST QUARTER 2006 RESULTS

Highlights

     o Frontline reports net income of $219.1 million and earnings per share of $2.93 for the first quarter of 2006.

     o    Frontline announces a cash dividend of $1.50 per share.

First Quarter Results

The Board of Frontline Ltd. (the "Company" or "Frontline") announces net income of $219.1 million for the first quarter of 2006, equivalent to earnings per share of $2.93. Operating income for the quarter was $275.6 million compared to $236.9 million in the fourth quarter of 2005. This reflects the strengthening of the market during the quarter. The average daily time charter equivalents ("TCEs") earned in the spot and period market by the Company's VLCCs, Suezmax tankers and Suezmax OBO carriers were $73,000, $49,700 and $31,700 respectively compared with $65,800, $44,100 and $32,900 respectively in the fourth quarter of 2005.

In the first quarter of 2006, the Company reported a gain from sale of assets of $12.1 million. The gain arises from the sale of Golden Stream in the amount of $11.0 million and as a result of a release of $1.1 million of the $1.8 million loss on impairment that was accrued in the fourth quarter of 2005 on the sale of Navix Astral, which was delivered to its new owner in January 2006.

Interest income was $10.7 million in the quarter, of which, $6.0 million relates to restricted deposits held by subsidiaries reported in Independent Tankers Corporation ("ITC"). The Company recorded interest expense of $52.6 million in the quarter of which $15.4 million relates to ITC.

Other financial items in the first quarter was a gain of $15.0 million compared to a gain of $6.8 million in the fourth quarter of 2005. A continued increase in the forward curve for LIBOR rates in the quarter has resulted in valuation gains of $5.2 million compared to valuation gains of $3.1 million in the fourth quarter of 2005. As at March 31, 2006, the Company had interest rate swaps with a total notional principal of $535.7 million all of which relates to Ship Finance International Limited ("Ship Finance"). Ship Finance also entered into a number of swaps which subsequently were terminated during the quarter at a total gain of $3.6 million. The valuation of freight future agreements to market value has resulted in a gain of $0.3 million compared to a gain of $0.6 million in the fourth quarter. Dividends received from marketable securities totalled $7.7 million in the first quarter with no corresponding balance in the fourth quarter.

As at March 31, 2006, the Company had total cash and cash equivalents of $792.1 million which includes $604.0 million of restricted cash. Restricted cash includes $315.0 million relating to deposits in ITC and $274.5 million in Frontline Shipping Limited and Frontline Shipping II Limited. As of May 2006, the Company has cash breakeven rates on a TCE basis for VLCCs and Suezmaxes of $28,508 and $21,295 respectively.

The results for the first quarter of 2005 have been restated to reflect the sale of a vessel later in 2005 that was accounted for as discontinued operations.

The Company continues to consolidate Ship Finance International Limited this quarter in accordance with FIN 46.

Corporate and Other Matters

In January 2006, the VLCC Navix Astral was delivered to its existing bareboat charterer pursuant to a charterer's purchase option that was exercised in November 2005. In January 2006 the Company sold the Front Tobago to Ship Finance to replace and fulfil the remainder of the Navix Astral time charter with Frontline.

In February 2006 Ship Finance entered into a total return bond swap line with Fortis Bank. The total return swap is for a term of twelve months and will facilitate the buyback of its 8.5% senior notes in the amount of $50 million. As of today the bank has acquired bonds under this facility for $48.6 million with par value $51.5 million.

In the first quarter of 2006 Ship Finance bought back and cancelled 400,000 of its shares.

Early March 2006, Tom Jebsen delivered his resignation notice from his position as CFO in Frontline. Mr. Jebsen has been a key individual in the build up of Frontline and the Board is very thankful for his great contribution to the Company's success. We are pleased to announce that Inger M. Klemp has accepted our offer to take over as CFO in Frontline as from June 1, 2006. Mrs. Klemp has been working with Frontline since 2001.

In March 2006, Frontline announced the acquisition of the vessel "Gerrita" (built 1990, 112,046 dwt) for the new business unit Frontline FPSO. The vessel has been renamed Front Puffin.

On March 8, 2006 Frontline announced the sale of its VLCC Golden Stream (built 1995, 275,616 dwt). The sale yielded a net cash flow of $41.0 million and a profit of $11.0 million.

With effect from April 1, Frontline Ltd's subsidiary CalPetro Tankers (Bahamas
III) Limited took redelivery of Virgo Voyager (renamed Front Voyager) from Chevron. As part of returning the vessel, Chevron paid a termination fee of $5,050,000.

So far in 2006 the Company has ordered four VLCCs at the Jiangnan shipyard for delivery in 2009 and 2010. The ships have been ordered at attractive prices. Frontline might bring in a partner on part of these investments, thereby reducing the exposure.

On May 26, 2006, the Board declared a dividend of $1.50 per share. The record date for the dividend is June 12, 2006, the ex dividend date is June 8, 2006 and the dividend will be paid on or about June 26, 2006.

At March 31, 2006, 74,825,169 ordinary shares were outstanding and the weighted average number of shares outstanding for the quarter was also 74,825,169.

The Market

The downward pressure which started mid November 2005 for the VLCCs, and early December 2005 for the Suezmaxes, continued until mid January 2006. The markets saw, at the time, a low for VLCCs of about World Scale ("WS") 80, for the benchmark route MEG to Japan, and about WS 124 from WAF to USAC for Suezmaxes. From that time it took the market approximately two weeks to hit the high for VLCCs of about WS 180 for the given route. This equated to a daily time charter equivalent ("TCE") of approximately $137,000 per day. The equivalent number for the Suezmaxes was a peak of about WS 210 at the start of February which equates to a TCE of approximately $72,000 per day. Following the peak, the VLCC market softened seeing a relatively steady decline until end quarter when fixtures where conducted at WS 60. The Suezmaxes managed to stay firm at the peak for two weeks and afterwards witnessed the same trend as the VLCCs did, steadily declining towards quarter end at about WS 115. The average rate from the MEG to Japan in the first quarter of 2006 was about WS 110 ($71,307 per day), compared to about WS 108 ($68,027 per day) in the first quarter of 2005. The average rate from WAF to USAC in the first quarter of 2006 was about WS 159 ($50,957 per day), compared to about WS 164 ($50,705 per day) in the first quarter of 2005.

Bunkers are becoming an even more substantial part of operating costs and bunker prices increased 14 percent during the first quarter. Fujairah's highest bunker quote for the quarter was $339 per mt, with an average of $318 per mt.

The International Energy Agency (IEA) reported in May an average OPEC Oil production, including Iraq, of 29.78 million barrels per day during the first quarter of the year, a 0.24 million barrels per day or 0.8 percent decrease from the fourth quarter. OPEC decided at its meeting held in Vienna in March to maintain current production levels.

IEA estimates that world oil demand averaged 84.9 million barrels per day in the first quarter, a 0.9 percent increase from the fourth quarter of 2005. IEA further predicts that the average demand for 2006 in total will be 84.8 million barrels per day, or a 1.5 percent growth from 2005, hence showing a firm belief in continued demand growth.

The VLCC fleet totalled 468 vessels at the end of the first quarter of 2006, an increase of 0.6 percent over the quarter. No VLCCs were scrapped in the period whilst four were delivered. The total order book now stands at 122 vessels at the end of the first quarter, up from 90 vessels after the fourth quarter of 2005. For the remainder of 2006 there are 13 deliveries expected and for 2007 we count 35. The current orderbook represent 26 percent of the current VLCC fleet. A total of 31 VLCCs were ordered during the quarter. The high ordering inflow in the quarter is partly a result of new rules introduced April 1, 2006 which made construction of VLCCs more expensive.

The Suezmax fleet totalled 342 vessels at the end of the quarter, up from 337 vessels after the fourth quarter of 2005, a 1.5 percent fleet growth over the quarter. No Suezmaxes were scrapped during the quarter whilst five were delivered. The total order book at the end of the quarter is 62, down by one from the end of the fourth quarter. For the remainder of 2006 there are 19 deliveries expected and 2007 counts 28. The current orderbook represents 18 percent of the Suezmax fleet. Four Suezmaxes were ordered during the period.

At the beginning of May it was possible to sell freight futures for the remainder of 2006 at a level that equated to TCEs for VLCCs at approximately $51,500 per day and $35,000 per day for Suezmaxes.

Strategy

Frontline currently has six VLCC newbuilding orders, all ordered at a favourable cost compared to current newbuilding prices.

The use of single hull tonnage trading as tankers after 2010 is uncertain and will depend on national acceptances as well as charterers practise. In order to extend the trading life of such assets Frontline will seek to find alternative use for such vessels including conversion to FPSO, heavylift or other types of conversion. This market is developing rapidly.

In the last few years we have seen a deconsolidation of the market with new players coming into the market. We will continue to strive for a consolidation of the tanker market.

Frontline has chartered a number of its single hull tankers out on time charter and has recently chartered out six of its double hull VLCCs on time charter to Shell under a flexible charteragreement. We will monitor the time charter and spot markets and strive towards a satisfactory mix in order to maximise long term earnings.

The high oil prices and high activity in the drilling sector indicate that there will be a significant growth in the FPSO activity. We believe that this market will be attractive for our single hull tankers and have focused on building up this activity within Frontline with the prospect of spinning off this activity at a later stage.

Outlook

World economic growth appears firm, with a forecasted GDP growth of 3.4 percent in US and 9.5 percent in China for 2006 along with an optimistic forecast for 2007.

The global oil production rose to an all time high in April at 85.09 million barrels per day, and the IEA is estimating a higher growth in oil demand for 2006 compared to 2005. The Chinese crude oil import rose 25 percent year on year in the first quarter of 2006 according to the IEA. Crude oil transport from the Atlantic basin to Asia implies increasing tonne miles demand. The fleet growth in 2006 will be lower than in 2005.

To date, the market has in line with our expectation in the fourth quarter report been stronger than the consensus forecast at the beginning of the year. We are reasonably optimistic that this underestimating of the strength in the tanker market is still continuing and that the development for the rest of the year will be better than consensus estimates. The high oil demand forecast for the fourth quarter of 2006, combined with a tight global storage situation and occurrences of logistical inefficiencies due to hurricanes etc. might push tanker rates in the fourth quarter to very profitable levels.

Low cash breakeven rates and a good financial position makes it likely that the high dividend payout can continue.

Forward Looking Statements

This press release contains forward looking statements. These statements are based upon various assumptions, many of which are based, in turn, upon further assumptions, including Frontline management's examination of historical operating trends. Although Frontline believes that these assumptions were reasonable when made, because assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond its control, Frontline cannot give assurance that it will achieve or accomplish these expectations, beliefs or intentions.

Important factors that, in the Company's view, could cause actual results to differ materially from those discussed in this press release include the strength of world economies and currencies, general market conditions including fluctuations in charter hire rates and vessel values, changes in demand in the tanker market as a result of changes in OPEC's petroleum production levels and world wide oil consumption and storage, changes in the Company's operating expenses including bunker prices, dry-docking and insurance costs, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to accidents or political events, and other important factors described from time to time in the reports filed by the Company with the United States Securities and Exchange Commission.

May 26, 2006
The Board of Directors
Frontline Ltd.
Hamilton, Bermuda

Questions should be directed to:

        Contact: Tor Olav Tr0im: Director, Frontline Ltd
        +44 7734 976 575

        Oscar Spieler: Chief Executive Officer, Frontline Management AS +47 23 11 40 79

        Inger M. Klemp: Chief Financial Officer, Frontline Management AS +47 23 11 40 76

                FRONTLINE GROUP FIRST QUARTER REPORT (UNAUDITED)


INCOME STATEMENT                                         2006            2005         2005

(in thousands of $)                                   Jan-Mar          Jan-Mar     Jan-Dec
                                                                    (restated)
--------------------------------------------------------------------------------------------
Total operating revenues                               486,867         460,085    1,513,833
Gain from sale of assets                                12,087          28,528       76,081
Voyage expenses                                        117,789          84,464      337,221
Ship operating expenses                                 42,481          40,733      148,702
Charterhire expenses                                     6,174           1,118       11,711
Administrative expenses                                  4,731           5,155       21,181
Depreciation                                            52,206          48,211      198,359
Total operating expenses                               223,381         179,681      717,174
Operating income                                       275,573         308,932      872,740
Interest income                                         10,685           8,690       41,040
Interest expense                                      (52,629)        (61,037)     (215,994)
Share of results from associated companies               (665)           1,930        3,691
Other financial items                                   15,025          20,401       47,189
Foreign currency exchange gain (loss)                    (317)           6,499       18,830
Income before discontinued operations, taxes and       247,672         285,415      767,496
minority interest
Minority interest                                     (28,578)        (18,399)    (169,459)
Taxes                                                        -               -           17
Discontinued operations                                      -           6,533        8,785
Net income                                             219,094         273,549      606,839

Earnings per Share ($)
EPS from continuing operations                            2.93            3.57         7.99
EPS                                                       2.93            3.66         8.11

Income on time charter basis ($ per day per ship)*
VLCC                                                    73,000          77,500       57,400
Suezmax                                                 49,700          55,200       40,300
Suezmax OBO                                             31,700          35,800       34,900
* Basis = Calendar days minus off-hire.  Figures after deduction of broker commission

                                                  2006       2005         2005
BALANCE SHEET                                   Mar 31     Mar 31       Dec 31
(in thousands of $)
--------------------------------------------------------------------------------

ASSETS

Short term
Cash and cash equivalents                      188,083     193,979      100,533
Restricted cash                                604,012     589,578      636,790
Other current assets                           397,006     357,321      398,148

Long term
Newbuildings and vessel purchase options        66,993      24,231       15,927
Vessels and equipment, net                   2,500,335   2,397,147    2,584,847
Vessels under capital lease, net               661,112     707,346      672,608
Investment in finance leases                    83,386     107,727       96,057
Investment in associated companies               9,528      22,414       10,169
Deferred charges and other long-term assets     57,076      53,894       52,760
Total assets                                 4,567,531   4,453,637    4,567,839


LIABILITIES AND STOCKHOLDERS' EQUITY

Short term
Short term interest bearing debt               261,652     167,903      240,191
Current portion of obligations under
  capital leases                                26,030      22,906       25,142
Other current liabilities                      139,604     147,437      187,645

Long term
Long term interest bearing debt              2,149,012   2,112,439    2,199,538
Obligations under capital leases               699,920     725,720      706,279
Other long term liabilities                     21,174      24,770       23,128
Minority interest                              483,923     545,381      470,750
Stockholders' equity                           786,217     707,081      715,166
Total liabilities and stockholders' equity   4,567,531   4,453,637    4,567,839

                                                                2006        2005             2005
STATEMENT OF CASHFLOWS
(in thousands of $)                                          Jan-Mar     Jan-Mar           Jan-Dec
---------------------------------------------------------------------------------------------------
OPERATING ACTIVITIES
Net income (loss)                                          219,094        279,669          606,839
Adjustments to reconcile net income to net cash
  provided by operating activities
Depreciation and amortisation                               52,206         60,762          215,836
Unrealised foreign currency exchange (gain) loss           (1,435)        (4,827)          (2,222)
Gain or loss on sale of assets (including marketable      (12,087)       (53,074)        (109,657)
  securities)
Results from associated companies                              665        (1,930)          (3,692)
Adjustment of financial derivatives to market value        (4,682)       (10,615)         (12,335)
Other, net                                                  28,827         17,862          166,173
Change in operating assets and liabilities                   2,373         49,787          139,743
Net cash provided by operating activities                  284,961        337,634        1,000,685


INVESTING ACTIVITIES
Maturity (placement) of restricted cash                     32,778          3,029        (44,183)
Acquisition of minority interest                           (7,212)              -        (33,083)
Additions to newbuildings, vessels and equipment          (66,921)      (218,915)       (558,163)
Advances to associated companies, net                            -          2,984         (2,612)
Receipts from investments in finance leases and                  -          1,085          20,540
  loans receivable
Purchase of other assets                                  (71,067)       (12,576)        (15,286)
Proceeds from sale of assets                                92,260        135,518         250,339
Loan advances to related parties                                -              -           16,800
                                                          (20,162)       (88,875)       (365,648)
Net cash provided by (used in) investing activities


FINANCING ACTIVITIES
Proceeds from long-term debt, net of fees paid              35,455      1,102,855       1,653,098
Repayments of long-term debt                              (64,521)      (968,559)     (1,361,500)
Repayment of capital leases                                (5,471)        (5,024)        (22,230)
Dividends paid                                           (142,712)      (289,754)       (909,574)
Issue of shares, net                                             -              -               -
Net cash provided by (used in) financing activities      (177,249)      (160,482)       (640,206)

Net increase (decrease) in cash and cash equivalents        87,550         88,277         (5,169)
Cash and cash equivalents at start of period               100,533        105,702         105,702
Cash and cash equivalents at end of period                 188,083        193,979         100,533

                                   SIGNATURES



Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                               Frontline Ltd.
                                               (Registrant)



Date  May 30, 2006                         By  /s/ Tom E. Jebsen
                                               ------------------------
                                               Tom E. Jebsen
                                               Principal Financial Officer



SK 02089 0009 674031